SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

ALLOS THERAPEUTICS, INC.

(Name of Subject Company)

ALLOS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Paul Berns

Chief Executive Officer

11080 CirclePoint Road, Suite 200

Westminster, CO 80020

(303) 426-6262

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2012 and amended on April 20, 2012, April 24, 2012, May 1, 2012, May 7, 2012, May 10, 2012 and May 25, 2012 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Allos Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the tender offer disclosed in a Tender Offer Statement on Schedule TO, dated April 13, 2012 (the “Schedule TO”), filed by Sapphire Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation, pursuant to which Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the “Shares”), of the Company, at a purchase price of $1.82 per share, plus one contingent value right to receive additional consideration of $0.11 per Share in cash upon the achievement of specified milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2012, and in the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by inserting the following new paragraph at the end of the section titled “Extension of the Offer”:

“On June 7, 2012, Purchaser announced the extension of the Offer, in accordance with the Merger Agreement and in conjunction with the Second Request and the FTC’s continuing review of information regarding the Offer and the Merger, until 5:00 p.m., New York City time, on June 22, 2012. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on June 8, 2012. The press release announcing the extension of the Offer is filed as Exhibit (a)(7) hereto, and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit Number	Description
(a)(7)	Joint Press Release issued by the Company and Spectrum Pharmaceuticals, Inc. on June 7, 2012.

Schedule 14f-1. Information Statement.

The sixth sentence of the seventh paragraph following the caption “Board of Directors” in the section titled “Current Company Board and Management” in the Information Statement, attached as Annex I to the Schedule 14D-9, is hereby amended and restated as follows:

“Mr. Berns is currently a director of XenoPort, Inc., Jazz Pharmaceuticals, Inc. and Anacor Pharmaceuticals, Inc.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2012

ALLOS THERAPEUTICS, INC.

By:	/s/ Marc H. Graboyes
Name:	Marc H. Graboyes
Title:	Senior Vice President, General Counsel